U.S.SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 333-35105

(Check One):  |_| Form 10-K |_| Form 20-F
|_| Form 11-K |_| Form 10-Q |_| Form N-SAR

     For Period Ended: December 31, 1998

If the notification relates to a portion of the filing checked above, identify
the item(s) to which the notification relates:          N/A

                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant:      LOCKHART CARIBBEAN CORPORATION

Former Name if Applicable:    N/A

Address of Principal Executive Office (Street and Number):  No. 44 Estate Thomas

City, State and Zip Code:     St. Thomas, U.S. Virgin Islands 00802


                       PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

  |X|   (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable effort or expense;
  |X|   (b) The  subject  annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
  |_|   (c) The accountant's  statement or other exhibit required by
         Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K or portion thereof, could not be filed within the prescribed time period.

     The Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period because the Registrant has experienced some difficulty in compiling its financial records and other records necessary to complete its Form 10-K on a timely basis, primarily due to material acquisitions completed at the end of 1998.

     On December 31, 1998, the Registrant completed the acquisitions of Guardian Insurance Company and of Heritage Insurance (Caribbean), Limited. In accordance to Rule 305 of Regulation S-X, the Registrant's accountants prepared audited financial statements for the last two fiscal years for both Guardian and Heritage. In addition, management devoted substantial time and efforts towards completing the audits for Guardian and Heritage and integrating their operations with the Registrant's business. On March 15, 1999, the Registrant timely filed the required audited financial statements of Guardian and Heritage under cover of a Form 8-K/A.

     The Registrant's independent accountants delivered the Registrant's audited financial statements for 1998 on March 30, 1999. Management will not be able to integrate the financial statements and prepare related financial disclosures prior to April 1, 1999. Management is also still preparing revised disclosure describing their business following the Guardian and Heritage acquisition. Management anticipates filing its Form 10-K shortly.


                           PART IV--OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification:

               Thomas D. Twedt, (202) 776-2941

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                        |X| Yes  |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                        |_| Yes  |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          LOCHART CARIBBEAN CORPORATION
              ____________________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     March 30, 1999           By:  /s/ John P. deJongh,Jr.
                                        __________________________
                                        John P. deJongh,Jr., President